UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

To whom it may concern:

May 22, 2007

Company:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda, President & CEO
Head Office:	1-5-5, Otemachi, Chiyoda-ku, Tokyo
Code:	8411 (First Section of the Tokyo Stock Exchange and First Section of the Osaka Securities Exchange)

Partial Amendment to the Articles of Incorporation

Mizuho Financial Group, Inc. (the “Company”) today announced that, in the meeting of the Board of Directors held on May 22, 2007, it was resolved that “Partial Amendment to the Articles of Incorporation” be proposed in the fifth ordinary general meeting of shareholders scheduled to be held on June 26, 2007.

Description

Partial Amendment to the Articles of Incorporation

The following partial amendment to the Articles of Incorporation will be made to reduce the total number of authorized shares and the total number of the classes of shares which the Company is authorized to issue based on the acquisition and cancellation on July 4, 2006 of Classes IV and VI preferred stock and the acquisition and cancellation on July 7, 2006 of a part of the Company’s treasury stock held by the Company’s subsidiary, as well as to make certain other related amendments.

Proposed Amendments

The substances of these amendments and reasons therefor are set forth below.

(Changes are indicated by underlines.)

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment

Article 6.

(Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 29,698,500 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Common stock:

25,000,000 shares

Class IV preferred stock:

150,000 shares

Class VI preferred stock:

150,000 shares

Class XI preferred stock:

1,398,500 shares

Class XII preferred stock:

1,500,000 shares

Class XIII preferred stock:

1,500,000 shares

Article 6.

(Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 29,266,700 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Common stock:

24,868,200 shares

Class XI preferred stock:

1,398,500 shares

Class XII preferred stock:

1,500,000 shares

Class XIII preferred stock:

1,500,000 shares

This amendment is proposed to reduce the total number of authorized shares and the total number of the classes of shares which the Company is authorized to issue as a result of the cancellation of Classes IV and VI preferred stock and common stock.

(1)

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment

Article 13.

(Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”) or holders of fractional shares in respect of common stock; provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Class IV preferred stock:

47,600 yen per share

Class VI preferred stock:

42,000 yen per share

Class XI preferred stock:

amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share

Class XII preferred stock:

amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share

Class XIII preferred stock:

amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100,000 yen per share

Article 13.

(Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”) or holders of fractional shares in respect of common stock; provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Class XI preferred stock:

amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share

Class XII preferred stock:

amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share

Class XIII preferred stock:

amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100,000 yen per share

This amendment is proposed to delete the provisions relating to Classes IV and VI preferred stock as a result of the cancellation thereof.

(2)

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment

2. In a given business year, if all or a part of the Preferred Stock Dividends have not been paid to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees, the unpaid amount shall not be accumulated for the subsequent business years.

3. The Company shall not distribute dividends from its surplus to any Shareholder of Preferred Stock or Registered Preferred Stock Pledgee, any amount in excess of the amount of the relevant Preferred Stock Dividends.

2. (No change.) 3. (No change.)

Article 15.

(Distribution of Residual Assets)

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional share in respect of common stock in such amount as provided for below:

Classes IV and VI preferred stock:

2,000,000 yen per share

Classes XI through XIII preferred stock:

1,000,000 yen per share

2. No distribution of residual assets other than those provided for in the preceding paragraph shall be made to any Shareholder of Preferred Stock or Registered Preferred Stock Pledgee.

Article 15.

(Distribution of Residual Assets)

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional share in respect of common stock in such amount as provided for below:

Classes XI through XIII preferred stock:

1,000,000 yen per share

2. (No change.)

This amendment is proposed to delete the provisions relating to Classes IV and VI preferred stock as a result of the cancellation thereof.

(3)

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment

Article 18.

(Acquisition of Preferred Stock)

1. In respect of Classes IV and VI preferred stock, the Company may mandatorily redeem each such class of preferred stock, in whole or in part, at such time and at such redemption price as respectively provided for in the Stock-for-Stock Exchange Agreement approved by a resolution of a general meeting of shareholders pursuant to the provision of Article 353 of the former Commercial Code.

	Article 18. (Acquisition of Preferred Stock) (Deleted.)	This amendment is proposed to delete the provisions relating to Classes IV and VI preferred stock as a result of the cancellation thereof.
2. In respect of Classes XII and XIII preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of a general meeting of shareholders, after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock.	1. (No change.)

3. In the case of a partial acquisition pursuant to the preceding two (2) paragraphs, such redemption shall be made by way of lot or pro rata allocation.	2. In the case of a partial acquisition pursuant to the preceding paragraph, such redemption shall be made by way of lot or pro rata allocation.

Contact:	Mizuho Financial Group, Inc.,
Corporate Communications
Public Relations Office
Tel:81-3-5224-2026

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